

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Mr. Daniel González
Chief Financial Officer
YPF Sociedad Anónima
C1106BKK
Ciudad Autónoma de Buenos Aires
Argentina

> **Re: YPF Sociedad Anónima**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 001-12102**

Dear Mr. González:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-82

Changes in YPF's Estimated Net Proved Reserves, page F-83

1.   We note from your response to comments 7 and 8 in our letter dated September 24, 2014 that it appears you include the volumes of natural gas flared in your operations as part of the proved natural gas reserves disclosed on pages 35 and 36 pursuant to Item 1202(a)(2) of Regulation S-K and as part of the proved natural gas reserves and production disclosed on pages F-84 and F-85 pursuant to FASB ASC paragraphs 932-235-50-4 and 932-235-

50-5. Please quantify for us the net volumes of flared gas disclosed as proved reserves and production for each of the periods presented.

Please note that flared or vented natural gas and other volumes attributable to shrinkage and loss that do not represent saleable hydrocarbons or otherwise contribute to the production activities necessary to retrieve oil and gas from their natural reservoirs should not be included as reserves disclosed under Item 1202(a)(2) of Regulation S-K or as part of the proved natural gas reserves and production disclosed under FASB ASC paragraphs 932-235-50-4 and 932-235-50-5. Refer to Rule 4-10(a)(16) of Regulation S-X and FASB ASC paragraph 932-10-15-2A and to the definitions of production, reserves and saleable hydrocarbons in the Glossary presented in FASB ASC paragraph 932-235-20. To the extent such volumes are material to your natural gas reserves and production; please revise to remove such volumes and revise all related and proposed disclosures including the associated footnote disclosures for each of the periods presented.

Exhibit 99.1

2.   We note your response to our comment 12 and to the revised reserves report provided as correspondence. Please confirm that, absent any material changes in the relevant circumstances, the reserves reports filed as an exhibit in your future filings will include the disclosures required by Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director